Exhibit 99.1

For immediate release Chennai, India, April 22, 2019

Sify reports Revenues of INR 21547 Million for Financial Year 2018-19

EBITDA for the year stood at INR 3122 Million

Net Profit for the year was INR 1069 Million

The Board has recommended a dividend of 12%

PERFORMANCE HIGHLIGHTS:

•	Revenue for the year was INR 21547 Million, an increase of 4 % over last year.

•	EBITDA for the year was INR 3122 Million, an increase of 9 % over last year.

•	Net Profit for the year was INR 1069 Million, an increase of 16 % over last year.

•	CAPEX for the year was INR 4051 Million.

•	Cash balance at the end of the year was INR 2248 Million.

MANAGEMENT COMMENTARY

Mr. Raju Vegesna, Chairman, said, “The last two years has seen private Indian enterprises, and the government, rethink the role of IT within their organisation. While there is continued aggression in their adoption, we are seeing a distinct maturity in the profile of services being contracted. The wisdom to contract with a single service provider is also allowing global MNCs entering India to shrink their go-to-market time.

Our focus, this upcoming year, will be to solicit disruptive contracts that would help us build a unique portfolio of knowledge-driven Cloud and Managed services”

Mr. Kamal Nath, CEO, said, "With Cloud@Core at the heart of most of our service lines, over the past year, we have been able to establish our strategic relevance to customers in their Digital Transformation journey. Today we are one of the few Indian companies which serves the entire cloud spectrum of Cloud Enabling, Cloud Inspired, Cloud Pure and Cloud Enhanced services.

These have also strongly supported the growth of our Telecom business around the SD WAN, Cloud Interconnects and Intelligent Edge networks.”

Mr. M P Vijay Kumar, CFO, said, “Our revenue growth is lower than the prior year due primarily to the expiration of a large government multi-year services contract. Excluding this impact, the overall revenue growth was in line with last year’s growth. In line with our focus on cash management, we are also taking a conscious business decision to reduce exposure to contracts with extended working capital cycle. The network and data center services continue to see demand and we are expanding on the capacity. We continue to make investments in our people and tools that complement digital transformation services for our clients. We will, as in the past, keep a tight leash on our costs and the turnaround time.

The Board has recommended a dividend of 12 % subject to approval from shareholders.

Cash balance at the end of the year was INR 2248 Million”

FINANCIAL HIGHLIGHTS

Unaudited Consolidated Income Statement as per IFRS

(In INR millions)

	Quarter ended	Quarter ended	Year ended	Year ended
Description	March	March	March	March
	2019	2018	2019	2018
				(Audited)

Revenue	5,623	6,062	21,547	20,686
Cost of Revenues	(3,546)	(4,093)	(13,602)	(13,435)
Selling, General and Administrative Expenses	(1,255)	(1,231)	(4,823)	(4,395)

EBITDA	822	738	3,122	2,856

Depreciation and Amortisation expense	(394)	(374)	(1,533)	(1,755)
Net Finance Expenses	(199)	(139)	(682)	(368)
Other Income (including exchange gain)	77	36	217	190
Other Expenses (including exchange loss)	-	-	(52)	-

Profit before tax	306	261	1,072	923
Income tax expense	(3)	(0)	(3)	(0)
Profit for the period	303	261	1,069	923

Profit attributable to:
Reconciliation with Non-GAAP measure
Profit for the period	303	261	1,069	923
Add:
Depreciation and Amortisation expense	394	374	1,533	1,755
Net Finance Expenses	199	139	682	368
Other Expenses (including exchange loss)	-	-	52	-
Income tax expense	3	0	3	0
Less:
Other Income (including exchange gain)	(77)	(36)	(217)	(190)
EBITDA	822	738	3,122	2,856

•	Revenue from Data Center centric IT Services fell by 7 % over last year.

•	Segment-wise, revenue from Data Center Services grew by 29%, Cloud and Managed Services grew by 56 % and Technology Integration Services grew by 1%, while Applications Integration Services fell by 53%.

•	Revenue from Telecom centric services grew by 16 % over last year.

•	Segment-wise, revenue from Data and Managed Services grew by 19 % while revenue from the Voice business grew by 9 % over last year.

BUSINESS HIGHLIGHTS

GROWTH DRIVERS

The primary growth drivers in the markets are cloud adoption led by digital initiatives and transformation. This trend is triggering movement of workloads from on-premise Data Centres to hyperscale Public Cloud and hosted Private Cloud in varied degrees, based on the digital objectives of the enterprises. This in turn, is triggering transformation of the traditional network architecture, and transformation at the edge which connects the end user. The need for digital services like analytics, data lakes, IOT etc are shifting the balance to adoption of hyperscale Public Cloud vs Private cloud. Collectively, these trends are generating opportunities for full scale Cloud, DC and Network service providers with digital services skills.

KEY WINS AND BUSINESS HIGHLIGHTS

•	25 prominent customers signed to have their workload migrated from their on-premise DC to multiple Clouds platforms including Sify Cloud Infinit, AWS and Azure. These cover key verticals, such as Power, Insurance, IT, Logistics, Real estate, Media, Healthcare, Mobility solutions, Enterprise messaging and IT risk management.

•	21 major logos signed up for greenfield Cloud implementation from verticals such as eCommerce Logistics, Investment Finance, IT, Manufacturing, Retail, Consulting and Healthcare among others.

•	16 major signups were recorded for Disaster Recovery as a Service. Among them were clients from retail Home Appliances, Automobile Finance, Automation Design, IT and Home Finance.

•	11 customers moved from competitor DC to Sify DC while 10 customers moved from their on-premise DC to Sify DC across Power, IT, Retail, Media and Communications and Healthcare verticals.

•	3 State Governments and a SmartCity in Central India contracted to have Private Cloud commissioned at the DCs under the National eGovernance Plan.

•	30 prominent logos from across Manufacturing, Power, Energy, IT infra and Government signed up for SAP services.

•	3 regional TV networks and one Daily publication signed up for CDN services on AWS.

•	Multiple companies signed up for security services from among a Hospitality, Banking, Insurance, Digital wallets, Technology and Logistics sectors.

•	The online assessment business successfully conducted more than 3.5 million Cloud based tests.

•	The Telecom centric Services added 962 new customers in the year across various verticals and segments.

•	During the year, there was significant expansion of the next generation fiber access networks across 4 key markets covering Data Centers and SEZs. The expansion is being driven by the demand from customers to connect to cloud and data centers as they embark on the cloud transformation journey.

•	During the year, Sify expanded its GlobalCloudConnect (GCC) platform and will now offer private connections to Google Cloud in India, in addition to AWS and Microsoft Azure. Enterprises can now easily connect from 47 data centers and their offices in over 1600 cities across India. Further expansion of the AWS interconnects was completed during the year providing customers with more choices.

•	During the year, the business launched its Managed and secure SDWAN service and is seeing increasing demand from customers for this service as they transform their traditional enterprise WAN to a cloud centric WAN. Some prominent names added to their rooster include a Security and Cash logistics, a Public Sector Financial Institution focused on small and medium industries, a government owned Export Credit Insurance company and one of the largest Public Sector Power generation and distribution companies.

•	The business saw growth in its Edge Connect portfolio (Intelligent Edge) with customers increasingly viewing the edge as a key area of innovation in a digital enterprise. Key wins include a large German engineering conglomerate, one of India’s largest manufacturing companies, a leading FMCG brand and the back office of a large US based bank.

•	The business also saw steady progress in its IoT business. Key wins included contracts from a logistics provider and a farm equipment manufacturer in India.

•	The business also won key contracts during the year from global customers including two new CDNs that have deployed in India, repeat orders for large Data Center Interconnect from two leading global content providers and a contract from a global cloud-based security provider for deployment in India.

About Sify Technologies

Sify is the largest ICT service provider, system integrator and all-in-one network solutions company on the Indian subcontinent. We’ve also expanded to the United States, with headquarters in the heart of California’s Silicon Valley.

Over 10000 businesses have become Sify customers. We also partner with other major network operators to deliver global network solutions. Our customers can access Sify services via India’s largest MPLS network. Among the very few Enterprise class players in India, Sify, today has presence in more than 1600 cities in India and in North America, the United Kingdom and Singapore.

Sify, Sify Technologies, and www.sifytechnologies.com are registered trademarks of Sify Technologies Limited

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2018, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact:

Sify Technologies Limited Mr. Praveen Krishna Investor Relations & Public Relations +91 44 22540777 (ext.2055) praveen.krishna@sifycorp.com	Grayling Investor Relations Shiwei Yin +1-646-284-9474 Shiwei.Yin@grayling.com	20:20 Media Nikhila Kesavan +91 9840124036 nikhila.kesavan@2020msl.com